UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on March 31, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On May 15, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on March 31, 2003. Attached is a summary of such consolidated financial information. The report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF THE FINANCIAL STATEMENTS OF THE PERIOD ENDED MARCH 31, 2003, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Pages

Consolidated Financial Statements as of March 31, 2003 3- 7

Management's Analysis of Consolidated Financial Statements

Results of Gener S.A. for the period ended March 31, 2003 8-16

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001	2.002
	ThCh$	ThCh$	Th US$
Current assets
Cash	3.287.516	8.502.866	4.494
Time deposits	31.981.638	16.773.909	43.717
Marketable securities	6.613.918	4.610.011	9.041
Accounts receivable	32.819.101	46.006.783	44.862
Notes receivable	403.357	11.089	551
Sundry accounts receivable	2.709.089	7.450.219	3.703
Accounts and notes receiv. from rel. companies	1.457.222	595.050	1.992
Inventories	20.205.193	25.721.871	27.619
Recoverable taxes	5.544.351	864.000	7.579
Prepayments	5.111.810	3.764.628	6.988
Diferred taxes	651.715	4.133.163	891
Other current assets	15.872.340	23.225.851	21.697

Total current assets	126.657.250	141.659.440	173.133

Property, Plant and Equipment
Land	8.495.185	8.366.434	11.612
Constructions and infrastructure	819.460.150	802.065.979	1.120.154
Machinery and equipment	1.013.083.034	984.645.306	1.384.826
Other property, plant and equipment	11.522.392	12.989.156	15.750
Technical revaluation	42.004.647	42.006.492	57.418
Depreciation	(551.519.214)	(502.238.495)	(753.895)
Net property, Plant and Equipment	1.343.046.194	1.347.834.872	1.835.866

Other Non - Current Assets
Investment in related companies	122.684.742	123.522.970	167.703
Goodwill	9.183.875	16.852.356	12.554
Negative goodwill	0	0	0
Long-term accounts receivable	8.183.611	5.215.986	11.187
Long-term receivables from related companies	233.766.327	183.084.880	319.545
Diferred long-term taxes	0	0	0
Intangibles	1.729.375	8.730.990	2.364
Amortization of intangibles	0	(3.951.456)	0
Other	64.264.487	59.955.019	87.846

Total other non-current assets	439.812.417	393.410.745	601.198

TOTAL ASSETS	1.909.515.861	1.882.905.057	2.610.197

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
	2.002	2.001	2.002
LIABILITIES AND SHAREHOLDERS' EQUITY	ThCh$	ThCh$	Th US$

Current Liabilities
Short-term bank liabilities	9.701.364	10.910.844	13.261
Short-term portion of long-term bank liabilities	15.649.506	231.442.804	21.392
Bonds payable	34.133.071	21.376.411	46.658
Short-term portion of long-term liabilities	13.081.356	9.447.639	17.881
Dividends payable	137.302	471.317	188
Accounts payable	38.729.526	35.267.925	52.941
Notes payable	0	4.645.433	0
Sundry payable	988	2.608	1
Accounts and notes payable to rel. companies	1.209.679	2.537.989	1.654
Provisions	6.034.217	11.514.227	8.248
Withholdings	1.449.013	1.237.589	1.981
Income Taxes payable	1.214.063	0	1.660
Uninvoiced income	355.405	0	486
Deferred taxes	0	0	0
Other current liabilities	0	0	0
Total current liabilities	121.695.490	328.854.786	166.351

Long -Term Liabilities
Long-term bank liabilities	241.108.589	45.318.503	329.581
Bonds payable	679.203.068	678.615.278	928.431
Notes payable	3.865.598	9.575.352	5.284
Long-term payables to related companies	0	0	0
Provisions	22.732.021	16.797.820	31.073
Diferred long-term taxes payable	16.924.180	7.621.738	23.134
Other	26.333.999	39.806.185	35.997
Total long-term liabilities	990.167.455	797.734.876	1.353.501

Minority Interest	7.355.536	6.581.434	10.055

Shareholders' Equity
Paid-in capital	654.074.615	659.154.806	894.082
Technical revaluation reserve	3.270.373	(2.636.620)	4.470
Share premium	29.389.136	29.352.171	40.173
Other reserves	50.710.537	49.127.258	69.318
Future dividends reserve	4.853.438	9.244.738	6.634
Retained earnings	32.578.480	0	44.533
Retained losses	0		0
Net income for the period	15.420.801	9.889.011	21.079
Interim dividends	0	0	0
Subsidiary development stage deficit	0	(122.393)	0
Total shareholders' equity	790.297.380	754.008.971	1.080.291
TOTAL LIABILITIES AND SHAREHOLDERS` EQUITY	1.909.515.861	1.887.180.067	2.610.197

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED DECEMBER 31st.

	2.002	2.001	2.002
	ThCh$	ThCh$	Th US$

Operating results:
Operating revenue	94.508.252	102.081.235	129.187
Operating expense	(58.505.087)	(63.704.246)	(79.973)
Gross profit	36.003.165	38.376.989	49.214

Administration and sales costs	(4.274.798)	(4.368.495)	(5.843)

Operating income	31.728.367	34.008.494	43.371
			60.466
Non-Operating results
Financial income	11.037.472	3.809.587	15.088
Share of net income of related companies	518.056	672.269	708
Other non-operating income	572.836	3.309.670	783
Share of loss of related companies	(954.976)	(1.139.846)	(1.305)
Amortization of goodwill	(194.319)	(280.749)	(266)
Financial expense	(16.508.830)	(17.267.305)	(22.567)
Other non-operating expenses	(3.416.755)	(3.808.333)	(4.671)
Price-level restatement	(4.695.045)	(1.430.587)	(6.418)
Foreign exchange variation	6.439.247	(8.653.553)	8.802

Non-operating income (expense)	(7.202.314)	(24.788.847)	(9.845)

Income before income taxes and minority interest	24.526.053	9.219.647	33.526
Income taxes	(8.746.390)	891.841	(11.956)
Minority interest	(358.862)	(222.477)	(491)
Amortization of negative goodwill	0	0	0

Net income	15.420.801	9.889.011	21.079

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31ST

	Current	Current	Current
	From 01.01.2003	From 01.01.2002	From 01.01.2003
	To 03.31.2003	To 03.31.2002	To 03.31.2003
	ThCh$	ThCh$	ThUS$
Cash Flow from operating activities
Collection of accounts receivable	118.853.515	95.300.686	162.466
Financial income received	544.215	427.946	744
Dividends and ither distributions received	0	79.328	0
Others Income received	1.314.662	121.537	1.797
Payment to suppliers and personnel	(69.832.756)	(60.286.341)	(95.457)
Financial expenses	(20.137.364)	(23.486.764)	(27.527)
Payments for income taxes	(279)	(7.706)	(0)
Others expenses	(4.494.385)	(2.416.366)	(6.144)
VAT and Others Similar Items paid	(7.190.907)	(4.137.856)	(9.830)
NET CASH PROVIDED BY OPERATING ACTIVITIES	19.056.700	5.594.464	26.049
Cash Flow from financing activities
Proceeds from issuance of shares	0	0	0
Borrowings from banks and others	0	21.529.260	0
Proceeds from issuance of bonds	0	0	0
Others Borrowings from related companies	0	0	0
Others	1.559.145	0	2.131
Dividends paid	(6.792)	(822.814)	(9)
Capital decrease	0	0	0
Payments of loans	(5.702.252)	(41.073.868)	(7.795)
Payments of bonds	0	(4.356.464)	0
Payments of loans from related companies	0	0	0
Payments of costs associated with issuance of shares	0	0	0
Payments of costs associated with issuance of bonds	0	(1.264.699)	0
Others financing activities	(350.957)	(570.511)	(480)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(4.500.856)	(26.559.096)	(6.152)
Cash Flow from investing activities
Sales of properties, plants and equipments	18.961	158.704	26
Sales of permanent investments	0	309.493	0
Sales of other investments	404.894	2.461.369	553
Proceeds from loans to related companies	69.121	0	94
Other investing activities	388.679	16.445	531
Acquisition of fixed assets	(447.171)	(1.668.168)	(611)
Payment of capitalized interest	(54.127)	(166.132)	(74)
Permanent Investments	(268.468)	(170.940)	(367)
Investment in financial instruments	(2.163.957)	(14.811.255)	(2.958)
Loans to related companies	(12.020.245)	0	(16.431)
Others investing activities	0	(497.279)	0
NET CASH USED IN INVESTING ACTIVITIES	(14.072.313)	(14.367.763)	(19.236)
NET DECREASE IN CASH AND CASH EQUIVALENTS	483.531	(35.332.395)	661
Price-level restatement of cash and cash equivalent	2.441.669	1.034.840	3.338
NET DECREASE OF CASH AND CASH EQUIVALENTS	2.925.200	(34.297.555)	3.999
Cash and Cash equivalents at beginning of year	39.304.276	64.915.543	53.727
CASH AND CASH EQUIVALENTS AT END OF YEAR	42.229.476	30.617.988	57.725

	Current	Current	Current
RECONCILIATION BETWEEN NET INCOME FOR	From 01.01.2003	From 01.01.2002	From 01.01.2003
THE PERIOD AND NET CASH FLOWS PROVIDED	To 03.31.2003	To 03.31.2002	To 03.31.2003
BY OPERATING ACTIVITIES	ThCh$	ThCh$	ThUS$

Net income	15.420.801	9.889.011	21.079

Sales of Assets	(18.961)	585.721	(26)
Gain on sales of property, plant and equipment	0	(96.897)	0
Gain on sales of investments	(18.961)	0	(26)
Losses on sales of investements	0	682.618	0
Gain on sales of others assets	0	0	0

Adjustements to reconcile net income to
net cash provided by operating activities	14.042.818	17.637.675	19.196
Depreciation	12.506.184	12.177.596	17.095
Amortization of intangibles	218.409	48.044	299
Provisions and writte-offs	563.526	649.763	770
Participation in net income of related companies	(518.056)	(672.269)	(708)
Participation in net loss of related companies	954.976	1.139.846	1.305
Amortization of goodwill	194.319	280.749	266
Amortization of negative goodwill	0	0	0
Price-level restatement	4.695.045	1.430.587	6.418
Exchange difference	(6.439.247)	8.653.553	(8.802)
Others credits to income that do not represent cash flow	0	(6.070.194)	0
Others debts to income that do not represent cash flow	1.867.662	0	2.553

Change in operating assets	(12.275.894)	(11.630.372)	(16.780)
Increase of accounts receivable	(3.641.448)	(12.745.560)	(4.978)
Increase of inventories	2.890.169	121.412	3.951
Decrease of others assets	(11.524.615)	993.776	(15.753)

Change in operating lialbilities	1.887.655	(11.110.048)	2.580
Increase (decrease) of accounts payable to related companies	(3.222.454)	(9.384.101)	(4.405)
Increase (decrease) of interest payable	(2.380.362)	(4.747.371)	(3.254)
Increase (decrease) net of income taxes payable	7.435.166	3.326.291	10.163
Increase in others accounts payable related to non-operating results	558.621	(881.511)	764
Increase (decrease) of VAT and other similar payables	(503.316)	576.644	(688)

Income of minority interest in net income	281	222.477	0

Net cash provided by operating actrivities	19.056.700	5.594.464	26.049

Management and Discussion Analysis

Results AES Gener S.A. at March 31, 2003

  Summary

  The following section analyzes the Consolidated Financial Statements of AES Gener S.A. ("Gener") at March of the year 2003, and explains the most important changes that have occurred with respect to the same period of the previous year. Afterwards, we provide a summary of the information contained in those Statements. All currency amounts are stated in constant Chilean pesos at March 31, 2003 purchasing power; accordingly, all comparisons refer to real changes between that date and March 31, 2002.

  The Company's assets and liabilities have been valued and presented in accordance with accounting criteria and standards explained in detailed in the respective notes of the Consolidated Financial Statements of the Company.

  Comparative Analysis and explanation of the main observed trends

    Liquidity
		March	March
Liquidity		2003	2002
Current assets/current liabilities	(times)	1,04	0,43
Acid-test ratio	(times)	0,34	0,09

Liquidity ratio showed a considerable increase from 0,43 to 1,4 due to current liability decrease by 63 percent and a decrease by only 10,6 percent of current asset. The variation of Current asset is mainly explained by the decrease in (i) cash by $5.215 million pesos, (ii) others current assets by $7.353 million pesos, (iii) various debtors by $5,931 million pesos, (iv) existences by $5.517 million pesos, and (v) sales debtors by $13.188 million pesos, due to a decrease in sales. This was partially offset by the increase in time deposits by $15.208 million pesos and return-on taxes by $4,680 million pesos

Current liability decrease by 63 percent, mainly by the decrease of banking liabilities and financial liabilities by $215,793 million, as a result of the change of Chivor's debt to long term debt, after the refinancing obtained during 2002.

    Indebtedness
		March	March
Indebtedness		2003	2002
Total liability/ equity	(times)	1,39	1,49
Current liability / total liability	(times)	0,11	0,29
Long term liability / total liability	(times)	0,89	0,71
Total liability	(million Ch$)	1,111,863	1,126,590
Coverage financial expenses	(times)	2,49	1,53

Ratios between liability and equity decreased as a consequence of amortizations during the first quarter of the year 2003. Liabilities decreased by $14,727 million pesos, this effect was offset by the variation in exchange rate over the debts.

Short term liabilities had a net decrease of $207.159 million pesos, basically explained by: (1) the change of Chivor's debt to long term debt, after restructuring the credit conditions in August of 2002, (2) decrease on bank liabilities of ETFC subsidiary due to the amortizations of the period, and (3) decrease of provisions related to expected losses during the year 2002 as a result of the sales of Oilgener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias subsidiaries

On the other hand, long-term liabilities recorded an increase of 24.1 percent (equivalent to $192,433 million pesos) primarily due to: (1) transfer of Chivor's debt to long-term debt, and (2) variation in exchange rate effect over bank liabilities and bonds.

The ratio represented by current liability over total liability decreased due to the fact the Colombian subsidiary Chivor debt was restructure and extended its maturity to the year 2006 and the payment of total short term bank liabilities with Royal Bank of Canada and Citibank, both of the subsidiary Energy Trade.

The coverage of interest expenses improved as a consequence of the increase of earnings before taxes of $15,306 million pesos and decrease of interest expenses of $759 million pesos.

    Activity
		March	March
Capital		2003	2002
Shareholder's equity	(million Ch$)	790,297	749,734
Net property, land and equipment	(million Ch$)	1,343,046	1,347,835
Total assets	(million Ch$)	1,909,516	1,882,905

    Results
		March	March
Result		2003	2002
Operating revenues	(million Ch$)	94,508	102,081
Operating costs	(million Ch$)	(58,505)	(63,704)
Operating income	(million Ch$)	31,728	34,008
Financial expenses	(million Ch$)	(16,509)	(17,267)
Non-operating income	(million Ch$)	(7,202)	(24,789)
R.A.I.I.D.A.I.E. (1)	(million Ch$)	22,976	19,585
Operating EB.I.T.D.A. (2)	(million Ch$)	44,453	46,234
Gain (loss)for the year	(million Ch$)	15,421	9,889

  Corresponds to the following items of the income statements. Result before income tax and extraordinary items, except exchange rate differences, except price-level restatement, and except amortization of goodwill

(2) Corresponds to the following items of the income statements. Operating income plus depreciation rates for the year and amortizations of intangibles.

Operating revenues

At March 2003, Gener's consolidated operating revenues totaled $94,508 million pesos, $7,573 million less than the first quarter of 2002. This decrease is mainly due to: (1) lower revenues obtained by power and capacity sales by $6,623 million pesos, of which $5,781 million correspond to higher capacity settlement during the first quarter of 2002, and (2) lower revenues in fuel sales, consulting and others ($623 million pesos) partially offset by higher sales in the Colombian market ($2,919 million pesos)

The contribution over total sales of the different markets where the Gener group operates were as follows: SIC 43 percent, SING 25 percent, Colombia 24 percent, fuel sales and technical assistance to third parties 9 percent.

The distribution of physical energy in GWh at March 2003 and 2002 was as follows:

	2002		2003
SIC	1,563	45%	1,662	44%
SING	762	22%	766	20%
R,M. sales 88/2002	34,3	1%	41,3	1%
Colombia	1,146	33%	1,283	34%
Total	3,505		3,752

Sistema Interconectado Central (SIC):

Physical sales of electricity on the SIC during 2003 decrease by 6 percent due to less sales to Chilquinta and the termination of a contract between Eléctrica Santiago and Chilectra.

Revenues coming from the electricity business on the SIC amounted to $40,234 million pesos, amount slightly under the $41,341 million pesos registered in the year 2002. This variation is explained mainly by: (1) negative variation by 7 percent of the average energy sales price resulting in lower revenues by $2,178 million pesos, (2) decrease in physical power sales resulting in an impact of $1,848 million pesos, and (3) negative variation of the average capacity price by $2,020 million pesos, offset by an increased in physical capacity sales by $2,994 million pesos and capacity settlement which negatively affected the same period of year 2002 by $1,996 million pesos.

Sistema Interconectado del Norte Grande (SING):

The revenues generated by Gener and Norgener activities on the SING decreased from $31,692 million pesos to $30,225 million pesos, due to: (1) The net effect of the mentioned capacity settlement which positively affected the outcomes of the first quarter of the year 2002 by $7,777 million pesos, (2) negative variation by 11 percent of average energy sales price by $1,404 mililion, (3) decrease in physical sales to clients (4 GWh), and (4) decrease in physical capacity sales ($2,357 million pesos), offset by a higher average price of the capacity sales ($3.165 million pesos)

Summing up, the revenues from the Chilean electricity sector decreased from $63,260 to 73,130 million pesos between the first quarter of the year 2002 and 2003.

Sistema Interconectado Nacional Colombiano (SIN):

Chivor's revenues increased by $2,919 million pesos, as a consequence of higher revenues coming from sales in the spot market. On the other hand, physical sales at March 2003 decreased by 137 GWh with regard to sales of same period of previous year, mainly due to the decrease in sales in the Energy Exchange, nevertheless, the prevailing average prices were higher in Colombian pesos. The average sales price to clients under contract went from $63/kWh to $73/kWh, while in the spot market went to an average price of $50/kWh during the first quarter of the year 2002 and $73/kWh in same period of year 2003.

Other Businesses:

Revenues associated to other lines of business were $8,594 million pesos, showing a decrease by $622 million pesos with respect to March 2002, explained by less coal sales to industrial clients (from $4,840 million pesos to $2,397 million pesos) offset by higher sales to Electrica Guacolda (from $1,619 million pesos to $1,781 million pesos). In physical terms of tonnage sales there was a decreased of approximately 10 thousand MT.

Operating Costs

The proportion of fixed and variable operating costs with respect to total operating costs is shown in the table that follows:

	January to March (MM$)
	2003		2002
Variable operating costs	41.758	71%	47,089	75%
Fixed operating costs	16,747	29%	16,007	25%
TOTAL	58,505	100%	63,096	100%

At March 2003, operating costs went down 8.2 percent ($5,199 million pesos) primarily as a result of the decrease in capacity purchase, which offset higher fuel consumption, higher fuel sales costs and higher technical assistance costs.

Variables Costs

Variable costs decreased by $5,331 million pesos, as a result of the decreased in the average price of capacity purchase, capacity settlement purchases, less physical capacity purchases and less energy purchases on the SING, offsetting higher energy purchases on the SIC, higher energy purchases in Colombia, and higher fuel consumption, costs related to fuel sales and higher technical assistance costs.

Chile

Gener and its subsidiaries thermal generation on the SIC during the quarter ended Mrach 31, 2003 was 2.146 GWh while during the quarter ended Mrach 31, 2002 thermal generation was 2.595 GWh. However, as a result of the termination of Eléctrica Santiago subsidiary contract with Endesa in June 2002, it was not necessary to increase purchases in the spot market, resulting in an important decrease in costs related to this concept. In the SING, net generation was 490 GWh, corresponding to a decrease by 50 GWh regarding generation of the year 2002. This decrease is due to the extraordinary generation of Norgener units as a result of the shut down of one of the gas station supplying the north of Chile, during the first half of the year 2002.

Colombia

Variable operating costs increased by $2,410 million pesos, mainly, due to the average increase of 27 percent in cost associated with energy purchase which caused an impact of $2,264 million pesos, while physical sales increased by 29 GWh.

Fixed Costs

Fixed costs increased by $132 million pesos to March 2003, primarily due to the increase of depreciation costs. The former implied an increase by $239 million pesos of fixed costs, due to higher dispatch of Termoandes, depreciating its assets according to the generation hours and the exchange rate effect over foreign subsidiaries costs.

Administrative and selling costs

At March 2003, administrative and selling expenses decreased by 2.1 percent reaching $4,275 million pesos. This decrease is explained by less salary expenses, benefits and compensations ($365 million pesos).

Operating Income

At March 31, 2003, Gener reported a positive consolidated operating income of $31,728million pesos, a figure that is $2,280 million pesos lower than the recorded in the year 2002 ($34.008 million pesos). The latter is explained fundamentally by the positive impact at consolidated level during the first quarter of year 2002 due to the capacity settlement effect in the SING, a lower average energy sales price and less physical sales on the SIC and in Colombia.

Non Operating Incomes

Non-operating incomes

	January to March (MM$)
	2003	2002
Financial Incomes	11,037	3,810
Other non operating incomes	573	3,310
Total non operating incomes	11,610	7,120

Non-operating income increased by $4,490 million pesos compared to March of year 2002. This variation is explained basically by the increased in financial incomes by $7,228 million pesos due to the recognition of interest related to the trading current account between Gener and its parent company Inversiones Cachagua, offsetting the decrease by $2,737 million pesos of non operating incomes, due to extraordinary incomes acknowledged in March 2002 associated to goodwill recovery of Oilgener Argentina due to the selling of this asset ($2,704 million pesos).

Non-operating expenses

	January to March (MM$)
	2003	2002
Interest expenses	16,509	17,268
Other non operating expenses	3,417	3,808
Total non operating expenses	19,926	21,076

Financial expenses decreased by $758 million pesos regarding the first quarter of the previous year, due to a decrease in bank and financial institutions liabilities of the subsidiaries Energy Trade, Norgener, Termoandes, Interandes and Chivor. Although, consolidated debt has decreased over $140 million dollars, since March 2002 the exchange effect has partially offset this decrease.

Non-operating expenses in the quarter ended march 31, 2003 showed a $392 million pesos decrease regarding the first quarter of 2002. This decrease is explained mainly by the fact that during January of the year 2002 there were extraordinary losses derived from SIGEN ($683 million pesos) sale process, which was partially offset by the increase in the provision of the non-conversion premium of the convertible bonds ($276 million).

Investment in related companies

	January to March (MM$)
	2003	2002
Profits from investment in related companies	518	671
Losses from investment in related companies	(955)	(1,140)
Amortization of goodwill	(194)	(281)
Total profit (loss) from investment in related companies	(631)	(748)

Investment contribution in related companies were $117 million pesos higher, due primarily to increase in the net income of Gasoduco Gasandes Argentina and decrease in amortization of goodwill resulting from Oilgener and Explotaciones Sanitarias sales process, offsetting the decrease in the net income of Guacolda and Itabo.

Minority Interest

Minority interest increased by $136 million pesos primarily due to the increase by $1,071 million in the net income of subsidiary Electrica Santiago, in which Gener has 90 percent ownership.

Price-level Restatement and Exchange Rate Differences

The price-level restatement generated a loss of $4,695 million pesos, higher by $1,431 million pesos than the loss recorded in the year 2002. The CPI factor of the first quarter was 0.5 percent compared to a negative 0.4 percent factor used for the same period of the previous year.

Exchange rate differences generated a positive effect of $6,439 million pesos in the first quarter of 2003, compared to $8,654 million losses in the first quarter of 2002. This positive impact is mainly due to the devaluation of the Argentinean peso, which affected investments in Argentina during the year 2002, was higher to same period of year 2003. Exchange rate showed a nominal devaluation of the peso of 1.8 percent from the closing of the year 2002 and March 2003, compared with a nominal devaluation of 0.2 percent for the period January to March of the year 2002.

Tax on income

The tax on income effect went from a positive effect by $892 million pesos in March 2002 to a negative effect by $8,746 million to March 2003. This variation is explained, basically, by tax losses related to exchange rate differences during 2002 of the Argentine subsidiaries and to the increase of Company incomes before taxes as compared to same period of previous year.

Net Income

During March 2003, the Company recorded a net income of $15,421 million pesos, while at same period of the previous year it obtained a profit of $9,889 million pesos. It is important to point out a higher non-operating income of 71 percent ($17,587 million pesos) due to the decreased in financial expenses and the positive effect of exchange rate, offsetting the decrease of 7 percent of the operating income due to extraordinary incomes obtained during the first quarter of the previous year.

    Profitability
		March	March
Profitability		2003	2002
Return-on-assets (1)	(%)	0.81	0.53
Return-on-equity (1)	(%)	2.00	1.20
Yield of operating assets(2)	(%)	2.36	2.73
Net income/Share (3)	(pesos)	2,72	1,76
Return Dividends

  Return-on-assets and return-on-equity are calculated considering cumulated net income as of March of each year.

  Net income considered for this ratio is the total amount of fixed assets.

  Net income per share to March 2003 and 2002 was calculated considering the number of paid-in share of each date.

Return-on-assets increased as a result of net income obtained on March 2003 of $15, 421 million, compared to a net income of $9,889 million pesos at the same period of 2002. Return-on-equity also improved due to a higher net income during 2003.

Operating assets ratios decreased due to a lower operating income by $2,280 million pesos, explained basically by the decrease in operating gross profit due to the decrease in operating revenues ($7,573 million pesos), which was partially offset by a decrease in operating costs ($5,199 million pesos).

Profit per share is explained by an increased of the net income considering that there was no variation in the number of shares.

  Analysis of differences between main assets of book values, market values and/or economic value.

  Property, land and equipment decreased by $4,789 million pesos, mainly due to the depreciation of the period. Setting aside that effect, increased as a result of exchange rate variation over subsidiaries assets in Termoandes, Interandes and Chivor. These companies account their assets in dollars according to the Technical Bulletin # 64 issued by the Chilean Association of Accountants, which stipulates that investments are controlled in US dollars whenever their activities are not an extension of the parent company and such companies operate in unstable countries.

  On the other hand, current assets experienced a severe decrease due to cash disbursement required for certain short term loan payment and as a result of debt restructuring concentrated mainly in the second semester of year 2002.

  Other Assets showed an increased due to interest on account receivables to related companies, mainly by Gener's loan to Inversiones Cachagua

  No significant differences between assets of book value and economic values are expected.

  Analysis of the most important variation occurred during the period, in the associated markets, competition encountered and relative interest.

  Market:

  Gener S.A. capacity activity in Chile is mainly developed on two mayor electric systems, Sistema Interconectado Central (SIC), serving from the South of Region II to Region X and Sistema Interconectado del Norte Grande (SING), serving from Region I and part of Region II. On the other hand, Gener also participates in the Colombian electrical market and owns facilities in Argentina, but supplies the north system through a transmission line.

  SIC: During the period January to March 2003, the increase of sales in electric energy on the SIC was 6,2 percent compared to the increase by 3,5 percent of the year 2002. During the first quarter of 2003, the average marginal cost on the SIC was 14,9 mills/kWh (Alto Jahuel 220 kV) versus 19,1 mills/kWh at same period of previous year.

  SING: The increase of sales in electric energy on the SING during the period January to March 2003 was 9,1 percent while during the period January to March of 2002 the increase of sales reached 8,1 percent. The average price during the analyzed period was 15,1 mills/kWh, slightly less to the average marginal cost of the year 2002, which was 17,0 mills/kWh. This difference is due to greater operation (related to Escondida Phase IV trials) of certain "less efficient" units at a minimum technical not affecting market prices, but increasing equalization between the competitors in the system.

  Colombia: Chivor in one of the major operators on the SIN. During the period January to March 2003, electrical demand on the SIN showed an increase of 4,3 percent regarding the same period of previous year. Due to a less water availability during this period, average sales costs on the Energy Exchange have increased to an average level of $73/kWh for the year 2003, as compared to $50/kWh during same period of year 2002.

  Competition and participation:

  During the first quarter of 2003, the contribution of the Gener's thermal plants has been higher as compared to same period of year 2002, (50 GWh) due to the higher demand on the SIC (553 GWh). At March of 2003, the Gener's group companies, including Guacolda contributed with 20.2 percent of the total SIC generation, while during the same period of the year 2002 the contribution was 21 percent.

  On the SING, the contribution of the group companies (Norgener and Termoandes) was 19,0 percent of the total net generation as compared with a 22.6 percent at March 2002. This decrease is primarily due to the extraordinary generation of Norgener as a result of the breaking of GasAndino gas station during the first quarter of 2002.

  In Colombia, Chivor's sales represented 10.2 percent of the total demand for electricity in Colombia, as compared with the 11.9 percent at the closing on March 2002. This decrease is mainly due to less water availability forcing Chivor to decrease its sales in the spot market in order to maintain in its reservoir an adequate water reserve level.

  Description and analysis of the main net flows components caused by the operating, investment and financing activities of the corresponding period.

  The total net flow at March 2003 was positive by $484 million pesos, while during the year 2002 was negative by $35,333 million pesos.

  Operating activities generated a positive flow of $19,057 million pesos, $13,462 million pesos higher than the recorded in the year 2002, explained by the higher collection of trade receivables ($23,553 million pesos) and lower interest paid ($3,349 million pesos), broadly offsetting higher payments to suppliers and personnel ($9,547 million pesos), higher VAT payment and others ($3,053 million pesos) and higher payment in sundry expenses ($2,078 million pesos).

  Financing activities generated during the first quarter of 2003 a negative flow by $4,501 million pesos, as positively compared with the negative flow of same period of year 2002 by $26,559, million pesos. The difference is, mainly, explained by less borrowings payments and public liabilities ($39,728 million pesos), the obtaining of other financing sources ($1,559 million pesos), and less payment of public liabilities expenses ($1,265 million pesos) offset by a decrease of $21,529 million pesos of flows related to borrowings.

  Finally, investing activities called for $14.072 million pesos outflow that compared to the $14,368 million pesos outflow of the year 2002. This is explained by the higher loans to related companies ($12,020 million pesos) increased in permanent investments ($7,054 million pesos), and decrease in investments sales ($2,056 million pesos) which was offset by a decrease in: investments in financial instruments ($12,647 million pesos), other investment disbursement ($497 million pesos) and property, land and equipment addition ($1,221 million pesos).

  Analysis of Market Risk

The company has no formal coverage policies for risks related to exchange rates and interest rates. However, the Board is permanently evaluating alternatives to determine the convenience of performing coverage contracts in order to minimize the above mentioned risk

Interest rate

At March 31,2003, 71 percent of Gener long-term loans were at a fixed rate and 29 percent were at a variable rate. All long-term loans at a variable rate were denominated in dollars and accrued Libor interest rate. At the closing date of the financial statement, exposure stems basically from loans of Chivor (320 million dollars), Energía Verde S.A. (25 million dollars) and Energy Trade and Finance Corp. (22 million dollars).

Exchange rate

At March 31, 2003 close to 98 percent of our long-term obligations that accrued interest rates were exposed to the variation in the exchange rate between the US dollar and the Chilean peso. The remaining 2 percent are obligations denominated in UF (Electrica Santiago bond for an equivalent of 1,086,000 UF)

Other risks related to the electric market

Tariff setting: Most of Gener revenues are related with the node price fixed by the authority every six months. In Chile the main components of the tariff setting formula for the node price are expressed in dollars. The former generates a natural coverage for the effects of a fluctuation of the dollar with relation to the Chilean peso.

Fuel prices: As Gener is a company with a mainly thermal generation mix, the fuel price variation, such as coal, natural gas and diesel, experienced significant price increases may caused changes in the company cost structure.

Natural gas supply: Gas supply comes from Argentina, and, therefore plants using natural gas may be affected, however, in Electrica Santiago subsidiary, the plant is in condition to operate with alternative fuel (diesel)

Electrical regulation changes: Presently an Electric Law project is being discussed in the Congress. The results of these modifications and impact in company's outcome are unknown.

Composition of operating revenues and costs in foreign currency at March of each year
Item	Currency	2003	2002
		%	%
Operating	Dollar (US$)	95	97
Revenues	UF and indexed Pesos	-	-
	Non indexed Pesos	5	3

Operating	Dollar (US$)	81	82
Costs	UF and indexed Pesos	15	14
	Non indexed Pesos	4	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : /S/ FRANCISCO CASTRO

Francisco Castro

Chief Financial Officer

Santiago, May 19, 2003

Office of Filings and Information Services

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File # 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of AES Gener's consolidated financial condition and results as of March 31, 2003. Such Form is an English translation of the report that AES Gener filed in Spanish on May 15, 2003 with the Superintendencia de Valores y Seguros de Chile.

The financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

Yours sincerely,

AES GENER S.A.

Francisco Castro C.

Chief Financial Officer